September 26, 2007

Via U.S. Mail and Facsimile

Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9
28 The Esplanade
Perth, Western Australia 6000

RE:		CityView Corporation Limited
		Form 20-F for the fiscal year ended December 31, 2006 Response letter dated August 21, 2007
		File No. 0-28794

Dear Mr. Smyth:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2006, and your response letter dated August
21, 2007, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response letter dated August 21, 2007, and refer to comment 1 in the staff`s letter dated August 15, 2007. While you make clear that you have no plans for contacts in the Middle East and that you have had no contacts with Syria, your response does not specifically address whether you have had or have contacts with Iran.
Please clarify for us whether you have had or currently have any contacts with Iran, whether through direct or indirect arrangements.
Describe any such contacts, and discuss their materiality to you in light of Iran`s status as a state sponsor of terrorism. Please also discuss, as requested in comment 2 in the staff`s August 15th letter, whether your contacts with Iran, if any, constitute a material investment risk to your security holders.



Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,





								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Karl Hiller
		Brad Skinner
		Division of Corporation Finance
Peter Mark Smyth
CityView Corporation Limited
September 24, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE